TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 14, 2020

Dear Sir/ Madam,

Sub: Inadvertent Trading by designated person

Infosys Limited has notified the stock exchanges of the occurrence of an inadvertent trade by a designated person. The Portfolio management services of Bela Parikh, spouse of Bobby Parikh, an Independent Director of the Company, had bought 2,754 shares during the open trading window period without the knowledge of Bobby Parikh and without obtaining pre-clearance of trade. Bobby Parikh is the joint holder of that account. Mr. Parikh has confirmed that he was not in possession of any Unpublished Price Sensitive Information (UPSI).

The Audit Committee of the Company was notified of this matter. Based on Mr. Parikh's submission, the Audit Committee has concluded that this was an inadvertent trade made without intent to violate the Company's insider trading Policy or the SEBI (Prohibition of Insider Trading) Regulations, 2015 ("PIT Regulations"). However, the Audit Committee has determined that there was a violation of the Company's Policy and PIT Regulations and has therefore imposed on Mr. Parikh, a penalty of INR 2,00,000 which amount shall be remitted to Investor Protection Education Fund (IPEF) in line with the PIT Regulations.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com